UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities

Issuance of Convertible Debentures

On June 19, 2020, we entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become at the Debenture Holder’s election immediately due and payable. The initial closing of the Transaction occurred on June 19, 2020 when we issued a Debenture for $700,000. The second closing of a Debenture in an amount of $700,000 shall occur on the 30th day after the signing of the Agreement. The third closing of a Debenture in an amount of $300,000 shall occur on the 60th day after the signing of the Agreement. The fourth closing of a Debenture in an amount of $300,000 shall occur on the 90th day after the signing of the Agreement. The Debentures bear interest at the rate of 5% per annum. In addition, we must pay to an affiliate of the Debenture Holder a one-time due diligence and structuring fee in the amount of $10,000 at the first closing.

The Debenture Holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $3.00 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $2.50. We may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice.

Any time after 180 days from the date of issuance that the daily VWAP is less than $2.50 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the signing of the Agreement or 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. We may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid either (i) in cash or (ii) if the conversion price on the date of the payment is above $2.50 and such shares issued will be immediately freely tradable shares in the hands of the Debenture Holder, by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to the conversion price.

Amendment to Convertible Debenture issued on November 22, 2019, December 30, 2019 and March 9, 2020

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed with the Securities Exchange Commission on November 25, 2019, on November 22, 2019, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Debenture Holder to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000 (the “Transaction”). The first convertible debenture was issued on November 22, 2019 in the amount of $2,000,000; the second convertible debenture was issued on December 30, 2019 in the amount of $2,000,000; and the third convertible debenture was issued on March 9, 2020 in the amount of $1,000,000.

On June 19, 2020, we entered in an amendment agreement (the “Amendment Agreement”) with the Debenture Holder to amend the “Floor Price” of the convertible debenture issued on November 22, 2019 to $1.00 per share and the “Floor Price” of the convertible debenture issued on December 30, 2019 to $1.00 per share for the first $200,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on that debenture shall remained unchanged at $3.00 per share.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated June 19, 2020
10.2	Form of Debenture
10.3	Amendment Agreement, dated June 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board